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                                                                     EXHIBIT 7.8

                               GREGORY M. SHEPARD
                                 ATTORNEY AT LAW
                              15 COUNTRY CLUB PLACE
                           BLOOMINGTON, ILLINOIS 61701
              Telephone: 309 827-5968 E-mail: gshepard2000@aol.com

June 13, 2003

VIA TELECOPY AND FEDERAL EXPRESS

Board of Directors
State Auto Financial Corporation
518 East Broad Street
Columbus, OH 43215-3976

Board of Directors
State Automobile Mutual Insurance Company
518 East Broad Street
Columbus, OH 43215-3976

Attention: Mr. Robert H. Moone, Chairman and CEO

Gentlemen:

As the largest non-affiliated public stockholder of State Auto Financial Corporation ("STFC"), with 2 million shares, I want our company to enhance - not ignore - value for investors. I have carefully read your letters of June 4, 2003 and June 6, 2003 with great interest and while I am disappointed in your response, I remain hopeful that we can bridge the differences.

State Automobile Mutual Insurance Company, being an Ohio mutual property and casualty insurance company, is subject to the Ohio Insurance Code (the "Code"). The Code only provides one means for infusing policyholders surplus to a mutual and that is through the issuance of surplus notes. Code Section & 3901.72 - Money advanced to insurance company or health insuring corporation. It states "any person may advance to a domestic insurance company any sum of money necessary for the purpose of the insurance company's business or as a cash guarantee fund. Such money, and interest agreed upon, not exceeding ten per cent per annum, shall not be a liability or claim against the insurance company and shall be repaid only out of the surplus earnings of such insurance company. Except as ordered by the superintendent of insurance, no part of the principal or interest thereof shall be repaid until the surplus of the insurance company remaining after such repayment is equal in amount to the principal of the money so advanced."

In your letter of June 4th you mentioned that my proposed merger would be a "debt-laden transaction." State Auto Mutual would not be borrowing the $310-$320 million needed to fund the transaction but rather would be issuing surplus notes which according to statutory accounting would be recorded on page 3 line 31 of State Auto Mutual's quarterly and annual statements as surplus as regards policyholders. If the National Association of Insurance Commissioners and the Code have defined surplus notes as surplus, and given that surplus notes or surplus advances are the only known ways of injecting surplus into a mutual, why are you then characterizing the surplus notes as debt?

I'm looking to enter into discussions with you that might result in a transaction that results in value for all shareholders. In an effort to reach an acceptable proposal, I propose that we leave State Auto Mutual intact (no merger with Mid- West), and that State Auto Mutual, STFC and myself negotiate a transaction. In particular, subject to completion of customary due diligence, I would be willing to consider injecting equity into STFC through the purchase of STFC Class A Preferred Stock, although I would prefer to finance the transaction with surplus notes. Upon completion of the financing, STFC and a wholly owned to-be-formed Ohio acquisition corporation would then immediately commence a tender offer for STFC's 10,896,332 public shares (other than my shares as of March 31, 2003) for $29.00 per share. I would agree not to tender my shares in the public tender offer and instead would exchange my 2,000,000 shares of STFC common stock for $58,000,000 of STFC Class B Preferred Stock without maturity, redemption or cash dividend


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requirements. In addition, STFC would make every effort to cash out all of its outstanding stock options at $29.00 per share. Any transaction we might negotiate would be conditioned on my nominees representing a majority of the boards of directors of STFC, State Auto Mutual and its insurance subsidiaries and affiliates.

By the way, I noticed in your letter dated June 6th that you believe that further action by STFC is not "necessary or appropriate." Presumably, the State Auto Mutual Special Committee of independent directors, which you promised would meet to evaluate my proposal, did not meet. If it did meet, I request a copy of the minutes of that meeting. I also request the minutes from the board meeting of STFC, which your June 6, 2003 letter mentioned had met to evaluate my proposal.

I would be happy to meet with the Boards to explain my proposals, should you so desire. Please respond to me before June 18, 2003.

Very truly yours,

/s/ Gregory M. Shepard

Gregory M. Shepard